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WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

601 THIRTEENTH STREET, N.W.
SUITE 600 SOUTH
WASHINGTON, D.C. 20005-3807

TELEPHONE: (1-202) 626-3600
FACSIMILE: (1-202) 639-9355

DIRECT DIAL: (2([redacted]

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HANOI
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JAKARTA
SHANGHAI
SINGAPORE
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BAHRAIN
JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

April 2, 2002

Securities and Exchange Commission
450 Fifth St., NW
Washington, DC 20549

Sahaviriya Steel Industries Public Company Limited
Additional Disclosure under 12g-3-2b
File no. 82-5008

Dear Madam or Sir:

On behalf of Sahaviriya Steel Industries Public Company Limited, please find enclosed eight (8) copies of the Additional Disclosure under 12g-3-2b and Press Release disclosed on March 25, 2002.

If you should have any questions with regard to the enclosed, please do not hesitate to call the undersigned at (202) 626-3676 or Somphop Thamprida at (011-662) 656-1721.

Sincerely,

Alexander Jean-Baptiste

Enclosures

dlw 4/10

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

สำนักงานกรุงเทพฯ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315 Tel : (662) 2383063 (Auto 20 Lines)
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand Tel : (662) 6300280 (Auto 7 Lines) Fax : (662) 2368890. 92
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140 Tel : (6632) 691403 (Auto 9 Lines)
PLANT OFFICE 9 M.7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand Fax : (6632) 691416, 691421

Ref. S.E.C.020/2002 March 25, 2002

Re : Invitation to the Ordinary Meeting of Shareholders No.13

Attn : Shareholders

Enclosures :
1. A copy of the Minutes of the Ordinary Meeting of Shareholders No.12
2. Supporting Documents for Consideration of Agenda 2
3. An annual report for 2001
4. A Proxy Form

The Board of Directors' Meeting of Sahaviriya Steel Industries Public Company Limited No.1/2002 held on February 27, 2002 resolved that the Ordinary Meeting of Shareholders No.13 be held on April 4, 2002 at 2:00 p.m. at the Crystal Room, Holiday Inn Crowne Plaza Hotel, No.981 Silom Road, Silom Sub-district, Bangrak District, Bangkok Metropolis with the following agenda:

Agenda 1 Consideration towards approval of the Minutes of the Ordinary Meeting of Shareholders No.12 held on April 30, 2001.

Opinion of the Board of Directors : *Such Minutes is correct in accordance with the resolutions of the Ordinary Meeting of Shareholders No.12. It is deemed appropriate that the Shareholders approve the said Minutes.*

Agenda 2 Consideration towards approval of the amendment to Article 3, 4, 12 and 46 of the Company's Article of Association.

Opinion of the Board of Directors : *In compliance with the announcement of the Office of the Security and Exchange Commission and the 2001 Public Company Act (No. 2), amended from the 1992 Public Company Act, it is deemed appropriate that the Shareholders approve the amendment to Article 3, 4, 12, and 46 of the Company's Article of Association.*

Agenda 3 Consideration towards approval of the Company's Annual Report and the Board of Directors' report for 2001.

Opinion of the Board of Directors : *It is deemed appropriate that the Shareholders approve the Company's Annual Report and the Board of Directors' report for 2001.*

Agenda 4 Consideration towards approval of the 2001 Balance Sheets and the Profit and Loss Accounts ending December 31, 2001.

Opinion of the Board of Directors : *It is deemed appropriate that the Shareholders approve the 2001 Balance Sheets and the Profit & Loss Accounts duly audited and certified by the auditor.*

Agenda 5 Consideration towards allocation of 2001 Profit.

<u>Opinion of the Board of Directors</u> : As the company has retained loss from its operations, it is deemed appropriate that the Shareholders approve to omit the appropriation of net profit and the annual dividend payment for the results of operations in 2001.

Agenda 6 Consideration regarding appointment of directors.

<u>Opinion of the Board of Directors</u> : The five Directors who are due to retire at the end to their term, namely, Mr.Maruey Phadoongsidhi, Mr.Visith Noiphan, Mr.Permpoon Krairiksh, Mr.Nuttawit Boonyawat and Mr.Adisak Lowjun, have great knowledge and ability and have highly contributed to the success of the Company. It is deemed appropriate that the Shareholders approve to appoint those persons as the Company's Directors for another term.

Agenda 7 Consideration regarding appointment of the Auditor and determination of the auditing fee

<u>Opinion of the Board of Directors</u> : It is deemed appropriate that the Shareholders approve to appoint Deloitte Touche Tohmatsu Jaiyos by Miss Chongchitt Leekbhai and/or Mrs. Natchalee Boonyakarnkul and/or Mr.Supamitr Techamontrikul as the Company's auditor for the year 2002 and to fix the auditing fee as proposed by the auditor.

Agenda 8 Consideration towards approval of an individual Insurance Program for the member of the Board of Directors of the Company

<u>Opinion of the Board of Directors</u> : As a welfare and security for the Board of Directors and in compliance with the resolutions approved by the Ordinary Meeting of Shareholders, it is deemed appropriate that the Shareholders approve the Company to be directly responsible for an individual insurance program for all members of the Board of Directors who are denied by insurers.

Agenda 9 Other Businesses (if any)

The Shareholders are cordially invited to attend the meeting at the date, time and place mentioned above. If you cannot attend the meeting and wish to appoint a person to attend and vote at the meeting on your behalf, please complete and duly execute the enclosed proxy and submit to the Secretary to the Board of Directors before the meeting starts.

To determine the rights to attend the Ordinary Meeting of Shareholders No.13, the Company's share register is set to be closed from 12:00 hr. of March 15, 2002 until the Ordinary Meeting of Shareholders No.13 ends.

Yours sincerely,
Sahaviriya Steel Industries Public Company Limited

(Mr.Surasak Ngamsidhiphongsa)
Secretary to the Board of Directors
as instructed by the Board of Directors

TRANSLATION

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
Minutes of Ordinary Meeting of Shareholders No. 12
held on April 30, 2001

****

The meeting was held at the Crystal Room, Holiday Inn Crowne Plaza Hotel, No.981 Silom Road, Silom Sub-district, Bangrak District, Bangkok Metropolis, attended by 51 Shareholders, either in person or by proxy, representing a total of 391,086,927 shares, thereby forming the quorum.

The Secretary to the Board of Directors informed the meeting that the Chairman of the Board, Mr. Maruey Phadoongsidhi, was unable to attend the meeting and the Company did not have Vice Chairman, the meeting now had to appoint a shareholder of the Company to be the Chairman of the Meeting. Therefore, it is proposed to the meeting that Mr. Wit Viriyaprapaikit who was the representative of SAHA INTER STEEL HOLDINGS LIMITED, a shareholder of the Company, to act as the Chairman of the Meeting.

The meeting passed a resolution to appoint Mr.Wit Viriyaprapaikit to be the Chairman of the Meeting. Mr.Surasak Ngamsidhiphongsa, the Secretary to the Board of Directors, took the minutes of the meeting.

The meeting began at 2:00 p.m.

The Chairman declared the meeting opened and proceeded to conduct the business in accordance with the following agenda:

Agenda 1: Consideration towards approval of the Minutes of the Ordinary Shareholders' Meeting No.11

The Chairman presented the Minutes of the Ordinary Shareholders' Meeting No.11 which was held on April 28, 2000 and the Secretary to the Board of Directors read out the Minutes, the copy of which was sent to every shareholder together with the Notice of the Meeting, to the meeting for its consideration.

The shareholders considered that the Minutes was taken correctly, therefore shall be approved.

After due consideration, the meeting passed a unanimous resolution to approve the Minutes of the Ordinary Meeting of Shareholders No.11 held on April 28, 2000 as proposed.

Agenda 2: Consideration towards approval of the Company's Annual Report and the Board of Directors' report for 2000.

The Chairman informed the meeting that the Board of Directors' report was included in the message from the Chairman of the Board of Directors and the Company's performance report published in the Company's annual report for 2000, which was distributed to every

shareholder together with the Notice of the Meeting. Hence, it is submitted to the meeting for approval on the Company's Annual Report and the Board of Directors' report for 2000 and ratification of all business activities of the Company transacted under the care of the Board of Directors and the Board of Executive Directors during 2000.

The shareholders deemed it appropriate to acknowledge and approve the Company's Annual Report and the Board of Directors' report for 2000 and to ratify all business activities of the Company transacted under the care of the Board of Directors and the Board of Executive Directors during 2000.

After due consideration, the meeting passed a unanimous resolution to approve the Company's Annual Report and the Board of Directors' report for 2000 and resolved unanimously to ratify all business activities of the Company transacted under the care of the Board of Directors and the Board of Executive Directors during 2000.

Agenda 3: Consideration towards approval of the 2000 Balance Sheets and the Profit and Loss Accounts ending December 31, 2000.

The Chairman proposed that as the Company's auditor has completed its audit of the Company's accounts and is of the opinion that they are correct, the 2000 Balance Sheets as well as the Profit and Loss Accounts ending December 31, 2000 had therefore been prepared with the notes thereto for the Company as is self-explanatory in the financial statements published in the 2000 Annual Report already sent to every shareholder together with the Notice of the Meeting and that questions were welcome should there be any additional explanation required by the shareholder, from the Board and the Company's Auditor on any issue.

The matter is therefore submitted to the Meeting for its resolution towards approval.

After due consideration, the meeting passed a unanimous resolution to approve the 2000 Balance Sheets and Profit and Loss Accounts ending December 31, 2000 as proposed by the Chairman of the Board in every aspect.

Agenda 4: Consideration towards allocation of 2000 Profit.

The Chairman stated that the meeting approved the results of operation and the financial statements of the Company for the year 2000 ending December 31, 2000 as proposed in Agenda 2 and Agenda 3. Although the company realized the profit of Baht 220.51 million from its operation for the year 2000, it has still retained a high loss. Therefore, the Board of Directors considered it appropriate to omit the appropriation of net profit and the annual dividend payment for the results of operation in 2000.

The matter is therefore submitted to the Meeting for its resolution towards approval.

The shareholders considered that the company has still retained a high loss so it was unable to make the annual dividend payment as required by law. Therefore, it was deemed appropriate to omit the appropriation of net profit and the annual dividend payment for the

results of operations in 2000 ending December 31, 2000 as proposed by the Board of Directors.

After due consideration, the meeting passed an unanimous resolution to omit the appropriation of net profit and the annual dividend payment for the results of operations in 2000 ending December 31, 2000 as proposed by the Board of Directors.

Agenda 5: Consideration towards appointment of directors who expire by term and by resignation.

The Chairman stated that there are 15 Directors currently registered with the Ministry of Commerce, as follows;

1 Mr. Maruey Phadoongsidhi	2 Ms. Prapa Viriyaprapaikit
3. Mr. Wit Viriyaprapaikit	4. Mr. Taweesak Senanarong
5. Mr. Visith Noiphan	6. Ms. Kesree Narongdej
7. Mr. Tongchat Hongladaromp	8. Mr. Kamol Juntima
9. Mr. Prateep Buphaintr	10. Mr. Piya Viriyaprapaikit
11. Mr. Win Viriyaprapaikit	12. Mr. Adisak Lowjun
13. Mr. Sittichai Thiensathaporn	14. Mr. Permpoon Krairiksh
15. Mr. Nuttawit Boonyawat	

At this Ordinary Meeting of Shareholders No.12 there are five directors due to resign at the end of their term in pursuance of the Company's Articles of Association, as follows:

1. Ms. Kesree Narongdej	Independent Director and Audit Committee Chairman
2. Mr. Prateep Buphaintr	Independent Director and Audit Committee Member
3. Mr. Tongchat Hongladaromp	Independent Director
4. Mr. Win Viriyaprapaikit	Director and Executive Director
5. Mr. Kamol Juntima	Director

The Board of Directors had considered that each of the five Directors, retiring by expiration of term, has great knowledge and ability and has highly contributed to the success of the Company, therefore it is proposed that they shall be re-elected as directors for another term together with a position of Independent Director, Audit Committee Chairman, Audit Committee Member and Executive Director, as the case may be in previous term.

For the vacant position of director, the Board of Directors deemed it appropriate to submit the matter to the Meeting of Shareholders for its consideration.

The matter is therefore submitted to the meeting for its consideration regarding appointment of directors to replace those who retired by expiration of term and by resignation.

The shareholders considered that the five directors, namely, Ms.Kesree Narongdej, Mr.Prateep Buphaintr, Mr.Tongchat Hongladaromp, Mr.Win Viriyaprapaikit and

Mr.Kamol Juntima, who retired by expiration of term, have great knowledge and ability, and have highly contributed to the success of the company, thus they shall be re-elected as directors for another term. For the vacant position of director, the shareholders considered that the existing number of 15 directors was sufficient for the management of the company and it was not yet necessary to appoint any person as director to fulfill such vacant position, thus it was deemed appropriate to reduce the number of directors to 15 persons.

After having considered the matter, the meeting unanimously resolved to appoint those five Directors, who retired by expiration of term, as directors of the company for another term together with a position of Independent Director, Audit Committee Chairman, Audit Committee Member and Executive Director, as the case may be in previous term, as follows:

1. Ms. Kesree Narongdej	Independent Director and Audit Committee Chairman
2. Mr. Prateep Buphaintr	Independent Director and Audit Committee Member
3. Mr. Tongchat Hongladaromp	Independent Director
4. Mr. Win Viriyaprapaikit	Director and Executive Director
5. Mr. Kamol Juntima	Director

For the vacant position of director due to resignation of Mr.Suthee Singhasaneh, the meeting considered that the existing number of 15 directors was sufficient for the management of the company, thus it was not yet necessary to appoint any person as director to fulfill such vacant position. Therefore, a unanimous resolution was passed by the meeting to approve the reduction of the number of directors to 15 persons.

Agenda 6: Consideration towards appointment of the Auditor and determination of the audit fee

The Chairman stated that the Company's Auditor for the year 2000 is Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai Licensed Auditor No.2649 and/or Mrs.Natchalee Boonyakarnkul Licensed Auditor No.3126 and/or Mr.Supamitr Techamontrikul Licensed Auditor No.3356 whose auditing term was expired, therefore, the Ordinary Meeting of Shareholders No.12 will now have to consider the appointment of the Company's auditor for the Year 2001.

As for the Year 2001 fiscal period, Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai Licensed Auditor No.2649 and/or Mrs. Natchalee Boonyakarnkul Licensed Auditor No.3126 and/or Mr.Supamitr Techamontrikul Licensed Auditor No.3356 are willing to apply to be appointed as the Company's Auditor for another term, and proposed the audit fee for the fiscal year ended December 31, 2001, in the amount of not exceeding Baht 2,090,000 as follows:

- Audit of annual financial statements including audit of information technology — not exceeding Baht 1,265,000 per year
- Review of quarterly financial statements (Baht 275,000 per quarter) — not exceeding Baht 825,000 per year

and expenses related to the annual audit in the amount of Baht 35,000 and expenses related to the quarterly review in the amount of Baht 15,000, as well as other expenses as actually paid.

The Board of Directors considered that it was appropriate to appoint Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai and/or Mrs. Natchalee Boonyakarnkul and/or Mr. Supamitr Techamontrikul as the Company's auditor for the year 2001 and to fix the audit fee as proposed by the auditor. In case of any additional work to the regular annual audit, it was deemed appropriate that the Meeting of Shareholders authorized the Board of Executive Directors to determine special expenses on a case by case basis.

The matter was therefore submitted to the meeting for its consideration regarding the appointment of the auditor as well as the determination of audit fee.

The shareholders considered that Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai and /or Mrs. Natchalee Boonyakarnkul and/or Mr. Supamitr Techamontrikul, who apply to be selected as the Company's auditor for the year 2001, is a high standard audit firm and well-known to both private and public sectors, therefore, as proposed by the Board of Directors, shall be re-appointed as the Company's auditor by receiving the audit fee and other expenses as proposed by the auditor.

After having considered the matter, the meeting unanimously resolved to appoint Deloitte Touche Tohmatsu Jaiyos Co., Ltd. by Miss Chongchitt Leekbhai and/or Mrs. Natchalee Boonyakarnkul and/or Mr. Supamitr Techamontrikul as the Company's auditor for the year 2001 and to fix the annual audit fee including the information technology audit fee in the amount of not exceeding Baht 1,265,000 per year, quarterly review fee in the amount of not exceeding Baht 825,000 per year (Baht 275,000 per quarter), and expenses related to the annual audit in the amount of Baht 35,000 and the quarterly review in the amount of Baht 15,000, and other expenses as actually paid as proposed by the auditor. In addition, the meeting unanimously resolved to authorize the Board of Executive Directors to determine special expenses arising from any additional work to the regular annual audit on a case by case basis as proposed by the Board of Directors.

<u>Agenda 7:</u> **<u>Other Businesses</u>**

After having considered all agenda as contained in the invitation to the Meeting of Shareholders, the shareholders whose aggregate shareholding exceed one-third of all issued ordinary shares of the Company asked the meeting to consider the agenda other than those contained in the invitation to the Meeting of Shareholders, i.e., a Health, Accident and Life Insurance for the Board of Directors, to be included in a Health, Accident, and Life Insurance Program for the employees, as follows:

7.1 **<u>Consideration towards approval of a Health and Accident and Life Insurance Program for the Board of Directors of the Company.</u>**

As the plant of the Company is located at Amphur Bangsaphan, Prachuap Khirikhan, about 400 kilometers away from Bangkok, the Board of Directors has to travel to follow

up the operation, apart from being responsible for determining policy and direction of the Company, and governing the management to perform in accordance with the determined policy in the most effective and efficient way as possible. Therefore, for the traveling safety of the Company's Board of Directors, it is proposed to the meeting for its consideration towards approval of a Health, Accident and Life Insurance Program for all directors of the Company by being incorporated into the Health, Accident, and Life Insurance Program for the employees, having the insured amount of not exceeding Baht 20,000 each and this shall come into effect from now on until amended by the resolution of the Meeting of Shareholders.

After having checked with the Company's Articles of Association and Section 105, Paragraph 2 of the Public Company Act, the Company is allowed to do so. Therefore, the Chairman proceeded the matter to the Meeting for its consideration to approve accordingly.

The shareholders considered that as the plant of the company is located at Amphur Bangsaphan, Prachuap Khirikhan, about 400 kilometers away from Bangkok, this may incur a traveling risk of the Company's Board of Directors. Therefore, it was deemed appropriate to approve the matter as proposed.

The meeting passed a resolution, by vote of majority shares which accounted for more than two-third of total voting rights of shareholders or their proxy attending the meeting, to approve the Health, Accident, and Life Insurance Program for the Company's Board of Directors by being incorporated into the Health, Accident, and Life Insurance Program for the Company's employees, having the insured amount of not exceeding Baht 20,000 each as proposed and this shall come into effect from now on until amended by the resolution of the Meeting of Shareholders.

There being no other further matters tabled at the meeting.

The Chairman thanked all shareholders for sacrificing their time to attend this meeting before declaring the meeting duly adjourned.

The meeting was adjourned at 2.30 p.m.

- Signature -
(Mr.Wit Viriyaprapaikit)
Chairman of the Meeting

- Signature -
(Mr.Surasak Ngamsidhiphongsa)
Secretary to the Board of Directors

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
Supporting Documents for Consideration of Agenda 2
of the Ordinary Meeting of Shareholders No.13 held on April 4, 2002
as an integral part of the invitation letter of the Ordinary Meeting of Shareholders No. 13

Existing	New
Article 3. Any provisions that are not set out in these Articles of Association shall be governed by and constructed in accordance with the public company law in every respect.	**Article 3.** Any provisions that are not set out in these Articles of Association shall be governed by and constructed in accordance with the public company law in every respect. The Company shall comply with the securities and exchange law. If the Company's securities are listed on the Stock Exchange of Thailand, the Company shall comply with the regulations, notifications, orders or requirements of the Stock Exchange of Thailand including requirements concerning disclosure of information, connected transactions and acquisition or disposal of substantial assets of the Company or its subsidiaries.
Article 4. The share capital of the Company will consist solely of ordinary shares entered in name certificates. All shares of the Company shall be fully paid-up in one lump sum. The subscribers or purchasers of shares shall not set off their debts with the Company. The shares of the Company are indivisible. If two or more persons jointly hold or subscribe to the shares, any one of them shall be appointed for exercising their right as shareholders or subscribers, as the case may be.	**Article 4.** Shares of the Company are ordinary shares and specified shareholders. All shares of the Company shall be paid-up in full by one payment, a subscriber or purchaser shall not offset any debts with the Company except where the Company conducts its debt restructuring by way of issuing new shares to settle its debts to the creditors under the debt-equity swap scheme with the approval of the three-quarter vote of all shareholders present and eligible to vote at the shareholders' meeting. The issue of new shares for debt settlement and debt-equity swap scheme under paragraph two shall be subject to the rules and procedures prescribed in the ministerial regulations. The shares of the Company are indivisible. If two or more persons jointly hold or subscribe to the shares, any one of them shall be appointed for exercising their right as shareholders or subscribers, as the case may be.

Existing	New
Article 12. The Company shall not own its own shares, nor take them in pledge.	**Article 12.** The Company shall not own its share or take them in pledge, except for the following: (1) the Company may buy back its shares from any shareholders who, by reason that he/she is unfairly treated, votes against a shareholders' meeting's resolution to make amendments to the articles of association concerning the voting right and dividend entitlement; and (2) the Company may buy back its shares for the purpose of administering its financial affairs when the company has accumulated profit and surplus liquidity, provided that the relevant buy-back will not lead the Company to encounter any financial difficulties. Such shares held by the Company will neither be counted to form a quorum of the shareholders' meeting nor be eligible to vote and receive dividend payments. The Company must dispose the bought-back shares under paragraph one within the period of time prescribed in the ministerial regulations. Should the Company fails to dispose these shares or be unable to dispose all of them within the prescribed period, the Company must reduce its paid-up capital by way of reducing the shares which are left from disposal. The shares buy-back under paragraph one, the disposal and reduction of shares under paragraph three shall be subject to the rules and procedures prescribed in the ministerial regulations.

Existing	New
Article 46. - None -	**Article 46.** The Company may reduce its registered capital either by lowering the par value of each share or by reducing the number of shares by passing a shareholders' resolution of not less than three-quarter of all votes of shareholders present and eligible to vote at the shareholders' meeting. However, the capital of the Company shall not be reduced to less than one quarter of its original total amount except the Company's making compensation for the accumulated losses in the order as specified by the law but the accumulated losses still remain. The reduction of the capital of the Company to less than one quarter of its original amount under paragraph 2 above, must be approved by passing a shareholders' resolution of not less than three-quarter of all votes of shareholders present and eligible to vote at the shareholders' meeting.

PROXY

Made at______________________

Date_____Month__________Year 2002

I / We______________________________Nationality_______Resident at No.________

Road__________________Sub-District_________________District________________

Province____________________Postal Code________

as a shareholder of **Sahaviriya Steel Industries Public Company Limited**

holding_______________________share (s)

hereby would like to appoint_________________________________Age_______Years

Resident at No.________Road__________________Sub-District___________________

District____________________Province___________________Postal Code________

as my/our proxy to attend and vote in the Ordinary Meeting of Shareholders No.13 to be held on April 4, 2002 at 2:00 p.m. at the Crystal Room, Holiday Inn Hotel, No.981 Silom Road, Bangrak, Bangkok, or at any adjournment thereof to any other date, time and venue.

All acts done by the proxy at the said meeting shall have the same effects as if it had been done by myself/ourselves.

Signed________________________Grantor

( )

Signed________________________Grantee

( )

Notes

1. Shareholders must appoint only one proxy to attend the meeting and vote. Shares cannot be divided and assigned to more than one proxy in order to vote separately.
2. Shareholders can appoint his/her proxy either with all the number of shares he/she holds or with partial shares he / she holds by specifying clearly the number of votes given to his/her proxy.
3. Votes can be divided into the number of votes to agree, disagree, or omit.

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001

HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref : SEC. 010/2002 February 27, 2002

Re : Submission of audited financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the year ended December 31, 2001 and explanation of difference in result of operation for year ended December 31, 2001 and 2000

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit our explanation of the causes of difference between the result of business operation for year ended December 31, 2001 and 2000 which is higher than 20 percent as follows:

1) The company realized 12,663.5 million Baht revenue from sale of hot rolled coils (1,195,680 metric tonne at an averaged selling price of 10,591 Baht/MT), lower than 15,876.0 million Baht revenue in 2000 (1,410,561 MT at an averaged price of 11,255 Baht/MT). The company also recorded 253.2 million Baht sales of steel scrap compared with 242.5 million in 2000. The company and subsidiaries registered a gross profit from sales and service of 897.1 million Baht, compared with 1,844.1 million Baht gross profit from sales and service in 2000 due to decrease in sales volume and smaller spread between the selling price and cost of raw material.

   The company and subsidiaries recorded 81.0 million Baht in other revenue (which included 48.9 million Baht gain from foreign exchange), while in 2000 the company recorded 57.9 million Baht in other revenue.

2) Selling and administrative expenses of the company and subsidiaries amounted to 657.6 million Baht, compared with 549.3 million Baht in 2000 (which included 122.9 million Baht loss from foreign exchange).

3) The company and subsidiaries recorded a reversal provision for doubtful accounts receivable in the amount 5.5 million Baht, compared with 234.6 million Baht in 2000.

4) The company and subsidiaries registered 326.0 million Baht profit before interest expenses and corporate income tax, compared with profit before interest expense and corporate income tax of 1,587.4 million Baht in 2000.

5) Interest expenses on short-term and long-term loan totaled 1,039.6 million Baht (consisting of 995.5 and 44.1 million Baht interest of the company and subsidiaries, respectively), lower than 1,269.8 million Baht interest expense in 2000 (consisting of 1,216.7 and 53.1 million Baht interest of the company and subsidiaries, respectively).

6) A subsidiary recorded accrued corporate income tax in the amount of 4.2 million Baht, compared with 3.6 million Baht in 2000.

7) The company and subsidiaries recorded loss before minority interest of 717.7 million Baht, compared with 314.1 million Baht gain in 2000.

8) The company and subsidiaries realized loss after minority interest in the amount of 699.7 million Baht, compared with a net loss of 220.5 million Baht in 2000.

9) The company recorded 70 million Baht gain from settlement of debts as an extraordinary item.

10) The company and subsidiaries registered a net loss 629.7 million Baht, compared with a net profit of 220.5 million Baht in 2000.

From the above factors, the company's business operation in the year ended December 31, 2001 resulted in a net loss compared with a net profit in 2000 by more than 20 percent, mainly due to decrease in sales volume and metal spread between selling price and raw material cost.

For your consideration.

Yours faithfully,

- Signature -	- Signature -
Mr. Adisak Lowjun	Mr. Kamol Juntima
Authorized Director	Authorized Director

SSI reports audited annual financial statements as follows.

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

	Audited	
Ending December 31,	(In thousands)	
	For year	
Year	2001	2000
Net profit (loss)	(629,656)	220,507
EPS (baht)	(0.74)	0.26

Comment : 1. Please see details in financial statements, auditor's report and remarks from SET Information Management System

The company hereby certifies that the information above is correct and omplete. *In addition, the company has already reported and disseminated* ts financial statements in full via the SET Electronic Listed Company nformation Disclosure (ELCID), and has also submitted the original report o Securities and Exchange Commission."

Signature.............................

(Mr.Adisak Lowjun)

Position..........President........

Authorized to sign on behalf of the company